Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

CONNECTED TRANSACTION

SALE OF CDMA MOBILE HANDSETS

The board of directors (the Board) of China Unicom Limited (the Company, together with its subsidiaries, the Group) announces that on 9 January 2003 Unicom Guomai Communications Co., Ltd (Guomai), an indirect non-wholly owned subsidiary of the Company, and China United Telecommunications Corporation (Unicom Group), a controlling shareholder of the Company, entered into a supplemental agreement (the Supplemental Agreement) pursuant to which Guomai has agreed to sell up to 120,000 CDMA mobile phone handsets to Unicom Group for a maximum aggregate consideration of RMB240,000,000 (approximately HK$224,300,000), an amount which represents less than 3% of the book value of the net tangible assets of the Company as disclosed in its audited consolidated accounts for the financial year ended 31 December 2001.

The Supplemental Agreement constitutes a connected transaction for the Company under the Rules governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules). The Supplemental Agreement is not, in accordance with Rule 14.25(1) of the Listing Rules, subject to approval by independent shareholders of the Company. Details of the Supplemental Agreement will be included in the next published annual report and accounts of the Company.

THE SUPPLEMENTAL AGREEMENT

Date:	9 January 2003

Parties:	Unicom Group (Purchaser) Guomai (Seller)

The Transaction:

Pursuant to a framework agreement for the supply of CDMA mobile phones entered into between Guomai and Unicom Group on 10 May 2002 (the Framework Agreement), Guomai agreed to sell to Unicom Group up to 170,000 CDMA mobile phone handsets during the 7-month period commencing from the effective date of the Framework Agreement. Details of the transaction are contained in the Company’s announcement of 10 May 2002. Following the expiry of such 7-month period, on 9 January 2003 the parties entered into the Supplemental Agreement, pursuant to which Guomai has agreed to sell to Unicom Group up to 120,000 CDMA mobile phone handsets, which are to be delivered to recipients designated by Unicom Group from time to time over a 12-month period commencing from 1 January 2003, upon the provision of supply notices by Unicom Group to Guomai. The Supplemental Agreement constitutes an amendment to the Framework Agreement. Apart from the provisions of the Supplemental Agreement relating to the sale of up to 120,000 CDMA mobile phone handsets (including the number of handsets, the supply period and the consideration) the provisions of the Framework Agreement remain unchanged.

Consideration:

The consideration for the supply of CDMA mobile phone handsets shall be the aggregate of the relevant amount set out in the relevant supply notices but subject to a maximum aggregate amount of RMB240,000,000 (approximately HK$224,300,000), an amount less than 3% of the book value of the net tangible assets of the Company as disclosed in its audited consolidated accounts for the financial year ended 31 December 2001. Such consideration shall be paid in cash by installments (each installment relating to the amount of handsets ordered pursuant to each supply notice) throughout the 12-month period commencing 1 January 2003 by Unicom Group to Guomai, in each case within 7 business days of Guomai delivering CDMA mobile phone handsets to the recipient designated by Unicom Group. The sale price of CDMA mobile phone handsets will be negotiated on an arm’s length basis, taking into account factors including the purchase price of the handsets which Guomai purchases from independent suppliers, and any reasonable and necessary costs in distributing the handsets to recipients designated by Unicom Group, but in any event shall not be lower than that at which such CDMA handsets are sold by Guomai to independent third parties.

Guomai Approval:	The terms of the transaction were approved by the shareholders of Guomai in a general meeting held on 7 January 2003.

CONNECTION BETWEEN THE PARTIES

Unicom Group indirectly holds approximately 62.95% of the issued share capital of the Company and is therefore a controlling shareholder and connected person of the Company. Guomai is a 58.88% indirectly owned subsidiary of the Company and is listed on the Shanghai Stock Exchange. The Agreement therefore constitutes a connected transaction for the Company under the Listing Rules.

REASONS AND BENEFITS FOR THE TRANSACTION

Guomai, an indirect subsidiary of the Company, has since May 2002 undertaken the bulk purchasing of handsets for the development of the CDMA business of Unicom Group and the Group. By aggregating the purchase of CDMA mobile phone handsets by Unicom Group and the Group through Guomai, a greater commitment from CDMA mobile phone handset suppliers as to the availability and type of such handsets can be secured, and a greater discount can be obtained by Guomai from these suppliers on the purchase of the CDMA mobile phone handsets, which will benefit the development of the CDMA business of the Group as well as Unicom Group in China, in which Unicom Group has the only licence, issued by the Ministry of Information Industry of the PRC, to offer CDMA cellular services in China as far as the directors are aware.

The directors, including the independent non-executive directors, of the Company consider that the Supplemental Agreement has been entered into on normal commercial terms and is fair and reasonable so far as the independent shareholders of the Company are concerned.

FURTHER INFORMATION

The aggregate consideration payable under the Supplemental Agreement is less than 3% of the net tangible assets of the Company as shown in its audited consolidated accounts for the financial year ended 31 December 2001. Accordingly, the Supplemental Agreement is not, in accordance with Rule 14.25(1) of the Listing Rules, subject to approval by independent shareholders of the Company. Details of the Supplemental Agreement will be included in the next published annual report and accounts of the Company.

By Order of the Board China Unicom Limited Ngai Wai Fung Company Secretary

Hong Kong, 9 January 2003.

Conversion of RMB into HK$ is based on the exchange rate HK$1.00 = RMB1.07.